                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board approves 2003 draft results and calls a shareholders’ meeting

Telecom Italia SpA Net Profit 2,646 million euros

(+2,480 million euros compared with 2002)

Dividend per share distribution recommended of 0.1041 euro

per ordinary share and 0.1151 euro per savings share

(+10% compared with dividend distributed in 2002)

Consolidated profits rise to 1,192 million euros

(+1,965 million euros compared with 2002)

Group debt falls by 2,470 million euros at the end of 2003 at 33,346 million euros (compared with net debt of 35,816 million pro forma for 2002 comprising the JP Morgan put option equal to 2,417 million euros)

TELECOM ITALIA GROUP

The Olivetti/Telecom Italia merger was entered onto the accounts from January 1, 2003; comparisons are provided with the Olivetti 2002 consolidated financial statements

REVENUES: 30,850 MILLION EUROS (-1.8% COMPARED WITH 2002),

5.3% GROWTH ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS

GROSS OPERATING PROFIT: 14,280 MILLION EUROS, 1.9% GROWTH COMPARED WITH 2002, 5.6% GROWTH ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS

GROSS OPERATING PROFIT/REVENUES RATIO: 46.3% (44.6% IN 2002)

OPERATING INCOME PRIOR TO GOODWILL: 8,619 MILLION EUROS

(+5.1% COMPARED WITH 2002)

OPERATING INCOME: 6,789 MILLION EUROS (+12.1% COMPARED

WITH 2002), +15.6% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS

OPERATING INCOME/REVENUES RATIO: 22% (19.3% IN 2002)

BALANCE OF EXTRAORDINARY INCOME AND CHARGES: -1,083 MILLION EUROS (-5,496 MILLION EUROS IN 2002)

CONSOLIDATED NET INCOME PRIOR TO GOODWILL: 2,983 MILLION EUROS (+2,145 MILLION EUROS COMPARED WITH 2002); 4,258 MILLION EUROS PRIOR TO MINORITY INTERESTS

CONSOLIDATED NET INCOME: 1,192 MILLION EUROS (+1,965 MILLION EUROS COMPARED WITH 2002); 2,428 MILLION EUROS PRIOR TO MINORITY INTERESTS

FREE CASH FLOW FROM OPERATIONS: 9,233 MILLION EUROS

(+553 MILLION EUROS COMPARED WITH 2002)

NET DEBT REDUCED BY 2,470 MILLION EUROS AT YEAR-END 2003,   33,346 MILLION EUROS (COMPARED WITH 35,816 MILLION PRO FORMA NET DEBT FOR 2002 COMPRISING THE JP MORGAN PUT OPTION EQUAL TO 2,417 MILLION EUROS)

TELECOM ITALIA SPA

Results for 2003 are presented for comparative purposes with figures for 2002 which have been recalculated to reflect the impact of the Telecom Italia/ Olivetti merger

The comparison on equivalent exchange rate and consolidation terms takes into account the effects of the merger with TI LAB and the transfer to Telecom Italia Sparkle of the international wholesale services division when backdating to 1 January 2002

REVENUES: 16,033 MILLION EUROS (-6% COMPARED WITH 2002),

+0.4% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS

GROSS OPERATING PROFIT: 7,433 MILLION EUROS, A 1% DECREASE COMPARED WITH 2002; +2.6% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS

GROSS OPERATING PROFIT/REVENUES RATIO: 46.4% (44% IN 2002)

OPERATING INCOME: 4,139 MILLION EUROS (+4% COMPARED WITH 2002), UP +7.6% ON EQUIVALENT EXCHANGE RATE AND CONSOLIDATION TERMS

OPERATING INCOME/REVENUES RATIO: 25.8% (23.3% IN 2002)

NET INCOME: 2,646 MILLION EUROS

(+ 2,480 MILLION EUROS COMPARED WITH 2002)

NET DEBT: 35,327 MILLION

EUROS, (+94 MILLION EUROS COMPARED WITH SEPTEMBER 30, 2003)

UP BY 4,705 MILLION EUROS COMPARED WITH YEAR-END 2002, PREDOMINANTLY OWING TO THE PTO AND WITHDRAWALS FOLLOWING THE MERGER

Milan, March 23, 2004– At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera approved the report on operations, the Telecom Italia SpA draft financial statements for 2003 and the Telecom Italia consolidated balance sheets to 31 December 2003.

TELECOM ITALIA GROUP

When the merger between Olivetti and Telecom Italia came into effect in August 2003, Nuova Seat Pagine Gialle S.p.A. left the area of consolidation; this company was therefore consolidated for the first seven months of 2003. During 2002 the 9Telecom Group, Telespazio Group, Sogei S.p.A. and other companies of less significance also left the consolidation area. In order to facilitate comparisons on equivalent terms, the effects of these changes to the area of consolidation are highlighted in the principal consolidated earnings, balance sheet and financial data.

Group revenues amounted to 30,850 million euros, after registering 5.3% growth (1,545 million euros) compared with 2002 on equivalent exchange rate and consolidation terms. Excluding these adjustments, consolidated revenues contracted by 1.8% (-558 million euros) compared with the same period in 2002. Organic revenue growth was boosted by additional revenues from the Mobile and Wireline Business Units.

Gross operating profit was equal to 14,280 million euros, after posting 5.6% growth (755 million euros) compared with the previous financial year on equivalent exchange rate and consolidation terms. Excluding these adjustments, the gross operating profit posted 1.9% growth (+265 million euros) compared with the same period in 2002. This was the equivalent of 46.3% of revenues (44.6% in 2002). Gross operating profit growth benefited from reduced consumption of raw materials and external services (-2.2% compared with 2002), and lower labour costs (-9.1% compared with 2002).

Operating income prior to goodwill was up 5.1% (419 million euros) on the preceding financial year to 8,619 million euros, and corresponded to 27.9% of revenues, up from 26.1%. Apart from the growth in gross operating profit, the increase in absolute terms is due to lower amortizations, provisions for adjustments and provisions for risks and charges.

Operating income amounted to 6,789 million euros, after registering 15.6% growth compared with the preceding financial year on equivalent exchange rate and consolidation terms. Excluding such adjustments, operating income posted 12.1% growth (+731 million euros) compared with last year. Notably, amortization of goodwill arising from consolidation diminished by 312 million euros, from 2,142 million euros for 2002 to 1,830 million euros for 2003. The impact on revenues was 22% of revenues (19.3% in 2002).

The results reflect the positive effects of the absence of charges connected to the levies for exercising telecommunications operations equal to 292 million euros for 2003 and included in the 2002 balance sheets for 395 million euros.

The result before extraordinary items and tax was equal to 4,525 million euros (2,980 million euros in 2002), and benefited not just from the improved operating income figure, but also from financial and exchange charges reduced by 373 million euros, and 441 million euros in reduced charges associated with equity interests.

The balance of extraordinary income and charges was minus 1,083 million euros (-5,496 million euros in 2002), and consisted of:

•

1,465 million euros in creditors and provisions for risks and charges not required for payments regarding the exercise of telecommunications operations, resulting from the European Community Court of Justice ruling;

•

the write-down of the difference in consolidation of TI Media, undertaken on the basis of the an independent evaluation for 348 million euros and the capital losses from the disposal of the entire stake in the Nuova Seat for 195 million euros;

•

the write-down of intangible assets relating to Latin American Nautilus for 235 million euros;

•

amortization of goodwill arising from consolidation and provisions relating to Entel Chile for 195 million euros and Digitel Venezuela 191 million euros;

•

charges connected to the Telecom Italia/Olivetti merger operation for 118 million euros;

•

charges connected to splitting up and sale of Nuova Seat PG for 74 million euros;

•

elimination of the previous years receivables for 241 million euros;

•

adjustment of the value of unused pre-paid phone card for 56 million euros;

•

charges based on the 58/1992 law for the rejoining of the former Fondo Previdenza Telefonici for 387 million euros;

•

charges and provisions for the migration and mobility of personnel for 273 million euros;

•

charge relating to the transaction with Pagine Italia following the absence of an agreement for the acquisition of the Pagine Utili business unit for 55 million euros;

•

balance of other extraordinary charges and income for 180 million euros.

Pre-tax profit was equal to 3,442 million euros, which was a 5,958 million euro improvement compared with 2002 (-2,516 million euros).

Consolidated net income before consolidation differences was equal to 2,983 million euros (4,258 million euros before minority interests) and registered a rise of 2,145 million euros compared with the preceding financial year equal to 838 million euros (1,836 million euros before minorities).

Consolidated net income was equal to 1,192 million euros (2,428 million euros before minority interests), after 1,965 million euro growth compared with the preceding financial year, when the Group posted a loss equal to 773 million euros (306 million euro loss before minority interests).

Overall investments amounted to 11,454 million euros (7,024 in 2002): 4,894 million euros in industrial investments, maintaining last year’s level of 4,901 million euros; 1,464 million euros in financial investments and 5,096 million euros in amortization of goodwill arising on consolidation, which was principally constituted by the PTO for 5,274 million euros.

Free cash flow from operations (gross operating profit + amortization - industrial investments +/- change in working capital) was equal to 9,233 million euros, after increasing by 553 million euros compared with 2002. This corresponded to 29.9% of revenues (27.6% in 2002).

Net financial debt was reduced by 907 million euros compared with September 30, 2003, from 34,253 million euros to 33,346 million euros. This was a 53 million euros reduction compared with December 31, 2002 at historical values (33,399 million euros), despite JP Morgan’s early exercise of a Put Option on Seat shares, as reported in the 2002 memorandum accounts and valued at 2,417 million euros. If charges arising from the JP Morgan Put Option are included on a pro forma basis in 2002 debt, net financial debt is 2,470 million euros lower than at December 31, 2002.

Efficiency gains during the year, totalling 619 million euros, have enabled the Group to achieve overall gains of 2,250 million euros over the two year period 2002-2003. This is equal to 86% of the 2.6 billion euros target announced for the three-year period 2002-2004.

Group headcount at December 31, 2003 was equal to 93,187, of whom 15,118 worked outside Italy. This was a 13,433 reduction on the 2002 count of 106,620. A difference of 8,829 was the result of changes to the area of consolidation; 4,604 are resources lost through operational turnover.

TELECOM ITALIA SPA

Parent company revenues amounted to 16,033 million euros, down 6% compared with the recalculated 2002 data. However, revenues registered growth of 56 million euros (+0.4%) compared with 2002 on equivalent exchange rate and consolidation terms.

Gross operating profit, equal to 7,433 million euros, contracted by 76 million euros compared with the recalculated 2002 data (-1%). This corresponded to 46.4% of revenues, an improvement on the recalculated 2002 figure, which stood at 44%. The gross operating result improved by 2.6% or 186 million euros compared with 2002 on equivalent exchange rate and consolidation terms.

Operating income, equal to 4,139 million euros, grew by 158 million euros compared with the recalculated 2002 data (+4%), and corresponded to 25.8% of revenues. This compares with 23.3% of recalculated 2002 revenues. The improvement was the result of lower depreciation of fixed assets, lower provisions for adjustments, and lower provisions for risks and charges. Operating income increased by 7.6% or 292 million euros compared with the 2002 on equivalent exchange rate and consolidation terms.

The result before extraordinary items and tax was equal to 3,380 million euros, 1,797 million euros lower than the recalculated 2002 data. This result was influenced principally by the balance of income and charges from equity interests (1,448 million euros), which was impacted by lower tax credits (-1,332 million euros) no longer reported on dividends in the wake of tax reform as well as the worsening balance of financial management (-507 million euros compared to 2002 reconstructed).

Parent company net income was equal to 2,646 million euros, a 2,480 million euro increase over the recalculated 2002 data (166 million euros). The result may be attributed to a 4,277 million euro improvement in the balance of extraordinary income and charges (-1,652 million euros); in addition, taxes on income (a 918 million euro credit) matched last year’s figure, having benefited from deferred tax credits released following the merger (1,266 million euros).

Net financial debt corresponded to 35,327 million euros, up slightly, by 94 million euros, compared with September 30, 2003 (35,233 million euros), and up by 4,705 million euros compared with the recalculated year-end 2002 figures (30,622 million euros). This may principally be ascribed to the effects of the PTO and share withdrawals generated by the merger, which totalled 5,285 million euros.

EVENTS OCCURRING AFTER 31 DECEMBER 2003

Bond issue

On January 13, 2004 the placement of a new Telecom Italia S.p.A. bond was completed, under the framework of the “Euro Medium Term Note Program” adopted by the Telecom Italia Board of Directors meeting held on October 10, 2003, for an aggregate of 10 billion euros. The new placement, issued in three tranches and totalling 3 billion euros, was completed on January 29, 2004.

Brasil Telecom

In January legal action was initiated against Techold Partecipacoes and Timepart Partecipacoes, for the execution of the obligation of the re-transfer of 18.29% of ordinary capital of Solpart (the Brasil Telecom Holding Company) already disposed of in August 2002. The principal reason for this disposal, it should be remembered, was in order to enable TIM to commence mobile service operations, which was required because Brasil Telecom had not yet achieved its universal service targets.

Disposal of Telekom Austria

On 21 January Telecom Italia International disposed of its remaining 14.78% shareholding in Telekom Austria for an aggregate total of 780 million euros. This generated Group level net capital gains of 62 million euros.

Early redemption of Telecom Italia bond

Using part of the returns coming from the bond issue carried out in January, the Telecom Italia’s 1,500 million euro variable-rate bond maturing on June 21, 2005 was fully reimbursed on March 22, 2004.

Cancellation of bought back Olivetti Finance bond securities

In order to realign gross levels of debt and available funds to the company’s actual financial requirements, cancellations of securities issued in previous years by Olivetti Finance N.V have been undertaken for a total of 850 million euros.

Bank credit facility renewed

The first 4.5 billion euro tranche of a 6.5 billion euro syndicated credit facility issued to Olivetti to serve the merger with Telecom Italia falls due in April 2004. A new facility is being negotiated on more favorable terms and conditions in view of this deadline, including renewal of the facility and, concomitantly, early refinancing of the remaining 2 billion euro tranche which falls due in April 2006.

Disposal of Netco Redes S.A.

On March 4, 2004 Telecom Italia International signed a contract with Auna for the disposal of its entire 30% shareholding in Netco Redes SA, for 30 million euros.

The transaction shall be concluded on receipt of the go-ahead from the Spanish regulatory authorities.

BUSINESS UNIT RESULTS BREAKDOWN

INTERNET & MEDIA AND MOBILE

The Telecom Italia Media and TIM draft accounts are available in the press releases published respectively on 19 March and 22 March, following the Board of Directors meetings that adopted these financial statements.

WIRELINE

Data from the Telecom Italia Fixed Network Services Business Unit confirm that 2003 saw a significant improvement in company performance compared with the preceding year.

Revenues increased by 1.0% to 17,216 million euros compared with 2002, building on the positive trend that prevailed throughout 2003. Growth was driven by an effective presence in the core telephony market, and by significant growth in innovative business, including broadband, innovative data transmission and value-added data and Web services for business customers.

Voice customer loyalty enhancement strategy implementation continues with the development of flat rate offers, the uptake of new services, and the rollout of Telecom Italia’s new cordless telephone, Aladino. These actions have made it possible to stabilize market share; indeed, a 0.6% increase was posted compared with December 2002.

By year-end 2003 Telecom Italia Wireline had acquired 2.2 million broadband accesses, a 1,350,000 increase on year-end 2002. These figures also include broadband accesses supplied by Telecom Italia Wireline on other European markets, which corresponded to 160,000 accesses at the end of December 2003.

Revenues from business data transmission services also continue to grow, spearheaded by the development of innovative data transmission services, which registered 42% growth compared with 2002, and by value added Data and Web services, which posted growth of around 30% compared with last year.

Gross operating profit rose by 3.8% to 8,255 million euros compared with 2002, corresponding to 47.9% of revenues, as against 46.6% for 2002.

Operating income posted a 6.2% increase to 4,969 million euros compared with last year. As a proportion of revenues, operating income reached 28.9%, up from last year’s figure of 27.4%.

During 2003 Wireline confirmed its commitment to industrial investments, a significant proportion of which is targeted at the development of innovative services: investments totalled 2,302 million euros, corresponding to 13.4% of revenues.

SOUTH AMERICA (CHILE AND BOLIVIA)

Revenues amounted to 1,126 million euros. The 20.1% reduction compared with 2002 may essentially be ascribed to currency fluctuations, which had an aggregate impact of minus 236 million euros. Excluding this impact, consolidated revenues contracted by 3.3%.

Gross operating profit, equal to 400 million euros, diminished by 50 million euros (-11.1%) compared with 2002. Approximately 87 million euros of this may be ascribed to exchange-rate fluctuations. Excluding this impact, the gross operating result grew by 8.2% compared with 2002.

Operating income, equal to 137 million euros, fell by 9 million euros (-6.2%) compared with 2002, on which exchange rates had an approximately 27 million euro impact. Excluding this, operating income grew by 12.3% compared with 2002.

INFORMATION TECHNOLOGY MARKET

Since 2002 the IT Market Business Unit has run operations for all of the Group’s companies and IT units that supply services to external markets. In 2003 the Unit closed its accounts with generally positive results, despite the fact that the IT services market has gone through a major slump.

Turnover was 791 million euros, substantially in line with the 2002 figures recalculated on equivalent terms. Gross operating profit slipped slightly from 86 to 84 million euros, even though the market contracted by over 3%. Pre-tax operating income was up sharply (+57%) from 37 to 58 million euros (7.3% of turnover compared with 4.7% in 2002).

IT Market BU operations in 2003 were characterized by a tighter focus on markets offering the most attractive growth prospects, allied to vigorous cost-cutting, the upgrading and extension of market offerings and a rationalization of market coverage.

The IT Market BU employs 4,827 people and is one of Italy’s leading homegrown IT services enterprises. The Business Unit has achieved major improvements in the four main markets where it conducts operations. Parent company Finsiel has disposed of a number of non-core interests and transferred its industrial division to IT Telecom, in order to focus on complex systems for central and local government, working in close synergy with companies such as Insiel and Webred that have an on the ground presence; Tele Sistemi Ferroviari (TSF) has confirmed its leadership as a provider of transport industry solutions, building upon its partnership with Italian State Railways while achieving major successes in two further strategic markets (airports and local public transport); the Banksiel Group has enhanced its range of offerings in support of Italy’s major banking groups as they comply with the latest European regulations (IAS and Basle 2); the Webegg Group focuses on customer relationship management (CRM) and Web and applications security solutions.

INFORMATION TECHNOLOGY GROUP

The Information Technology Group unit (IT GRUPPO) is responsible for the Telecom Italia Group’s in-house IT service operations. The unit has been undertaking a major rationalization, with the purpose of harmonizing the Parent company’s architectural and infrastructure solutions.

The following results were achieved during the year:

•

Revenues amounted to 1,112 million euros, an improvement on the 955 million euros recorded last year;

•

Gross operating profit slipped slightly, from 98 million euros last year to 96 million euros in 2003;

•

Operating income is negative for 36 million euros and was up 4 million euros on the 2002 figures.

Although turnover increased by 157 million euros, raw materials and external services costs rose by 163 million euros. However, 2003 labour costs, at 250 million euros, were 4 million euros below the preceding year’s level.

Headcount fell from 5,039 in 2002 to 4,107 at year-end 2003.

OLIVETTI TECNOST

Revenues amounted to 655 million euros, after decreasing 259 million euros (-28.3%); on equivalent exchange rate and consolidation terms, revenues fell by 14.4%. This decrease was brought about by the decision to scale down the sale of low-profitability products in the Office Market, allied to a slowdown in specialist printer sales in China and South America.

Gross operating profit and operating income also reflected these trends. Gross operating profit, amounting to 40 million euros, was down 19 million euros compared with 2002, while operating income, at 2 million euros, diminished by 2 million euros compared with 2002.

§

SHAREHOLDERS’ MEETING CALLED

The Telecom Italia Board of Directors has resolved to call its AGM in Ordinary and Extraordinary Session on May 4, 5 and 6, 2004.

In view of the size of the net profit from operations and the favorable outlook, a dividend of 0.1041 euros is recommended for each ordinary share, and 0.1151 euros for each savings share. This level of dividend not only reflects the pledge made towards the market shareholders of continuity in the dividend policy, taking into account the allocation ratio applied during the merger into Olivetti but also proposes an improvement in the amount to be received by shareholders.

The dividend shall become payable on May 27, 2004, ex-coupon on May 24, 2004.

The Telecom Italia Board of Directors also resolved to recommend that the AGM adopt a number of amendments to the company articles of association, in order to bring it into line with reforms in company law (the Vietti law), and, additionally, to adopt Shareholders’ Meeting Regulations similar to those that formerly applied to the “old” Telecom Italia company.

The AGM must also proceed with the renewal of the Board of Directors, and the appointment of external auditors for the three-year period 2004-2006.

§

The Board of Directors has adopted a new Code of Ethics and Conduct for the Telecom Italia Group, in replacement of the previous version that was adopted by the company soon after the Olivetti/Telecom Italia merger. The revised Code is more closely coordinated with the Company’s other tools of governance. Great emphasis has been placed on the central role played by the internal auditing system with regard to the proper and profitable conducting of operations at the company, including operations with affiliated parties.

As is the case with all of the company’s corporate governance documents, the new Code of Ethics will be available for consultation in the Investor Relations section of the www.telecomitalia.it web site.

In addition, on the basis of that foreseen by the Self-regulatory Code, the Board of Directors, taking into consideration the information provided by the directors,  has evaluated that the requisites for independence exist for the directors Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini and Natalino Irti.

 §

It should be noted that today’s convocation of the Ordinary Shareholders’ Meeting means that “1999-2004 Former Olivetti Telecom Italia ordinary share Warrants” shall not be exercisable from tomorrow, March 24, 2004, up to May 25, 2004, ex-dividend.

Telecom Italia

Media Relations

Corporate Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

TELECOM ITALIA

Consolidated balance sheets

	(millions of euro)		12.31.2003 (a)	12.31.2002 (b) (*)	Change (a-b)
A.	INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS				
	Intangible assets:				
	• difference on consolidation		27.137	27.877	(740)
	• other intangible assets		6.716	6.535	181
	Fixed assets		18.324	19.449	(1.125)
	Long-term investments:				
	• equity investments and advances on future capital contributions		1.470	2.576	(1.106)
	• other		926	1.424	(498)
		(A)	54.573	57.861	(3.288)
B.	WORKING CAPITAL				
	Inventories		426	584	(158)
	Trade accounts receivable		7.346	8.418	(1.072)
	Other assets		3.694	3.943	(249)
	Trade accounts payable		(5.964)	(5.899)	(65)
	Other liabilities		(6.671)	(7.559)	888
	Reserves for employee termination indemnities and pensions and similar obligation		(1.338)	(1.431)	93
	Capital and/or investment grants		(263)	(325)	62
	Deferred tax assets net of reserve for income taxes		4.609	3.806	803
	Other reserves for risks and charges		(2.477)	(5.375)	2.898
		(B)	(638)	(3.838)	3.200
C.	NET INVESTED CAPITAL	(A+B)	53.935	54.023	(88)
	Financed by:				
D.	SHAREHOLDERS' EQUITY				
	Parent Company interest		16.092	11.640	4.452
	Minority interest		4.497	8.984	(4.487)
		(D)	20.589	20.624	(35)
E.	MEDIUM/LONG TERM DEBT		30.545	33.292	(2.747)
F.	NET SHORT-TERM FINANCIAL DEBT (LIQUIDITY)				
	Short-term borrowings		10.613	6.827	3.786
	Liquid assets and short-term financial receivables		(8.482)	(7.347)	(1.135)
	Financial accrued expenses (income) and deferred expenses (income), net		670	627	43
		(F)	2.801	107	2.694
G.	TOTAL NET FINANCIAL DEBT	(E+F)	33.346	33.399	(53)
H.	TOTAL FINANCING	(D+G=C)	53.935	54.023	(88)

(*) Olivetti Group historical data

TELECOM ITALIA

Statements of cash flows of Telecom Italia S.p.A.

	(millions of euro)		Year 2003
A.	NET DEBT AT BEGINNING OF PERIOD		(30.622)
	Net debt at beginning of period of merged company TiLab		(169)
B.	ADJUSTED NET DEBT AT BEGINNING OF PERIOD		(30.791)
	Operating income (loss)		4.139
	Depreciation of fixed assets/amortization of intangible assets		2.919
	Investments in fixed assets and intangible assets (1)		(2.534)
	Capital and/or investment grants received		5
	Proceeds from sale of intangible assets and fixed assets		314
	Change in operating working capital and other changes		(141)
C.	OPERATING FREE CASH FLOW		4.702
	Investment in long-term investments (1)		(6.918)
	Proceeds from sale/redemption value of other assets		3.102
	Change in non-operating working capital and other changes		(4.661)
D.			(8.477)
E.	NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES, CONTRIBUTIONS BY SHAREHOLDERS / WITHDRAWAL RIGHT	(C+D)	(3.775)
F.	DISTRIBUTION OF INCOME/RESERVES		(794)
G.	CONTRIBUTIONS BY SHAREHOLDERS / WITHDRAWAL RIGHT		33
H.	CHANGE IN NET DEBT	(E+F+G)	(4.536)
I.	NET DEBT AT END OF PERIOD	(B+H)	(35.327)

The change in net debt is the result of the following:

(millions of euro)	
Increase (decrease) in medium/long-term debt	(3.014)
Increase (decrease) in short-term borrowings	7.719
CHANGE IN NET DEBT	4.705

(1) Total cash used for investments can be analyzed as follows:

(millions of euro)	
Industrial investments:	2.534
- *fixed assets*	*1.767*
- *intangible assets*	*767*
Investment in long-term investments	6.918
CASH USED FOR INVESTMENTS	9.452

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 23th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager